July 30, 2019

Dominique Schulte
Chief Executive Officer
Janel Corporation
303 Merrick Road
Lynbrook, New York 11563

       Re: Janel Corporation
           Amendment No. 1 to Form 8-K
           Filed July 24, 2019
           File No. 333-60608

Dear Ms. Schulte:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Amendment No. 1 to Form 8-K Filed July 24, 2019

Item 4.02

1. We understand from your disclosures that you discovered errors related to your application of ASC 605-45 impacting your financial statements for your fiscal years ended
      September 30, 2016 and 2017, and the subsequent interim periods through June 30, 2018.
      We further understand from your disclosures that you recently concluded these errors do not require the restatement of your financial statements. We further note that while you have not quantified the impact of correcting these errors on your financial statements for the fiscal year ended September 30, 2016, your recently filed Form 10-K for the fiscal year ended September 30, 2018 indicates that the error correction reduced your total revenue by more than 20% for each of the fiscal year ended September 30, 2017 and the nine months ended June 30, 2018. We have the following comments:

            Please tell us the quantified impact of the error correction on your Global Logistic
            Revenue and Forwarding Expense for the year ended September 30, 2016.
 Dominique Schulte
Janel Corporation
July 30, 2019
Page 2


             In light of the magnitude of the change in your Global Logistic Revenue, Total
             Revenue, and Forwarding Expense resulting from this error correction, please tell us in detail how you concluded this error correction was immaterial and should not be treated as a restatement of your previously published financial statements. Since it appears from your recently filed Form 10-K that you performed an analysis under
             SAB Topics 1:M and 1:N, please provide us with that analysis to assist us in understanding your view.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Jennifer Thompson,
Accounting Branch Chief, at 202-551-3737 with any questions.




FirstName LastNameDominique Schulte                           Sincerely,
Comapany NameJanel Corporation
                                                              Division of
Corporation Finance
July 30, 2019 Page 2                                          Office of
Consumer Products
FirstName LastName